United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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SUMMARY OF THE DECISIONS TAKEN AT THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON April 24, 2007.

1.	Unanimous approval of the Management’s Report and Financial Statements for the fiscal year ended on December 31, 2006.

2.	Approval of the destination of R$57,416,663.22 to Legal Reserve and of de R$605,916,601.12 to Investment Reserve.

3.	Ratification of the payment of Interest on Shareholders’ Equity amounting to R$318,000,000.00, attributed to the minimum compulsory dividend relating to the fiscal year 2006, payments of which began on April 13, July 13 and October 10, 2006 and on January 11, 2007. The following amounts were allocated, per block of 1,000 shares: (a) R$292.23755623 (or R$248.40192279, net of Income Tax withheld at source) – to common shares; and (b) R$321.46131185 (or R$273.24211507, net of Income Tax withheld at source) – to class "A" and "B" preferred shares.

4.	Approval of payment of dividends, in addition to the Interest on Shareholders’ Equity, in the amount of R$167,000,000.00, allocated per block of 1,000 shares as follows: (a) R$ 153.47066634 to common shares; and (b) R$168.81773297 to class "A" and "B" preferred shares.

5.	Approval of the company's capital budget, together with the relevant profit retention justification, pursuant to the proposal submitted by the company's administration.

6.	Election of the Fiscal Committee (“Conselho Fiscal”), with three members and three alternates, to serve until the 2008 General Ordinary Shareholders’ Meeting. Representing the common shareholders: Wagner Braz and Fernando Octávio Martins Alves were elected, with Sheila Periard Henrique Silva and Jorge Juliano de Oliveira as their respective alternates. The preferred shareholders elected José Gilberto Jaloretto and his alternate, Mauro José Periotto.

7.	Election of the Board of Directors to serve until the 2010 General Ordinary Shareholders' Meeting. The following members were elected:

Carlos Alberto Vieira (Chairman of the Board of Directors), having Isaac Selim Sutton as his alternate;

Ernane Galvêas, having Thomas de Mello e Souza as his alternate;

João Carlos Chede, having Roberto Ruhman as his alternate;

Haakon Lorentzen, having Mauro Agonilha as his alternate;

Eliezer Batista da Silva, having Carlos Jurgen Temke as his alternate;

Luiz Aranha Corrêa do Lago, having Alex H. Haegler as his alternate;

Raul Calfat, having Albano Chagas Vieira as his alternate;

Álvaro Luis Veloso, having Gilberto Lara Nogueira as his alternate;

Alexandre D'Ambrosio, having Luis Felipe Schiriak as his alternate;

Jorge Eduardo Martins Moraes, having Patrícia Dias Fernandes as his alternate.

8.	The global remuneration of the company’s administrators was set at the amount of up to R$17,800,000 and the members of the Fiscal Committee shall be entitled to 10% of the average remuneration of each officer.

9.	The shareholders approved the ratification of the capital increase in the amount of R$1,017,274,556.17, through the appropriation of part of the Company's Profit Reserves. As a result the corporate capital shall be R$2,871,781,288.11. The capital increase is approved without the issuance of new shares in accordance with Sections 169, 1st paragraph and 199 of Law no. 6.404/76. Article 5, caput, of the Company's By-Laws is amended to reflect such decision and shall read as follows:

"Article 5: The underwritten capital stock is R$2,871,781,288.11 (two billion, eight hundred seventy-one million, seven hundred eighty-one thousand, two hundred eighty-eight reais and eleven cents) divided into 1,032,554,120 (one billion, thirty-two million, five hundred fifty-four thousand and one hundred twenty) nominative shares, with no face value, of which 455,390,699 (four hundred fifty-five million, three hundred ninety thousand, six hundred ninety- nine) are common shares and 577,163,421 (five hundred seventy-seven million, one hundred sixty-three thousand, four hundred twenty-one) are class-‘A’ and class-‘B’ preferred shares."

Aracruz, April 24, 2007 José Luiz Braga General Counsel

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2007

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer